FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 3, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:  Press Release dated May 3, 2005

PRESS RELEASE Date 3 May 2005 Number 009 POSITIVE TREND CONTINUES IN LINE WITH OUR EXPECTATIONS

Buhrmann NV

For more information:

Buhrmann Corporate Communications

Gerard Wichers

Telephone +31 (0)20 651 10 19

gerard.wichers@buhrmann.com

Analysts / investors can contact:

Buhrmann Investor Relations

Carl Hoyer

Telephone +31 (0)20 651 10 42

Carl.hoyer@buhrmann.com

First quarter 2005

•                      Total organic sales up 2%; Corporate Express North America organic sales 3% versus 1% in previous quarter; Office Products Europe stabilises organic sales

•                      Operating result increased 9.3% at constant exchange rates and 5.3% at actual rates

•                      Net profit* up to EUR 20.2 million; net profit* per ordinary share increased to EUR 0.15

•                      More efficient capital structure due to successful repurchase of Preference Shares C; net result includes an exceptional charge of EUR 85 million as previously indicated

KEY FIGURES FIRST QUARTER (IFRS-BASED)

Amounts in EUR million	Q1 2005	Q1 2004	change in EUR	change at constant rates
Net sales	1,315.5	1,346.1	(2.3)%	0.7%
Gross profit	411.6	413.5	(0.5)%	2.6%
Operating result (EBIT)	57.0	54.2	5.3%	9.3%
Net profit *	20.2	17.5	15.4%
Net result	(77.7)	6.0
Net profit * per ordinary share (in euro)	0.15	0.13

* Net results before changes in fair values and exceptional results (see also remarks under Basis of Presentation)

CEO’s STATEMENT

Commenting on the 2005 first quarter performance, Buhrmann President and CEO Frans Koffrie said: “We are pleased with the overall performance of the Group, in particular with the improvement in organic sales growth for our office products businesses. Generating organic sales growth remains our key priority. Sales, gross profit and operating result all increased at constant exchange rates, reflecting our strong competitive position and the success of our single source supplier strategy to be the preferred supplier of a comprehensive range of office products.

We continue to be positive about prospects for further success in 2005, based on our expectations of a steady improvement of market conditions in North America and the further positive effects of measures to enhance our European performance. Growth is forecast to continue in the Australian economy, albeit at a somewhat slower pace.”

FIRST QUARTER 2005 BUSINESS PERFORMANCE

The first quarter shows a continuation of the encouraging performance achieved in the fourth quarter of 2004. Organic sales growth for global office products was 3% (Q4 2004: 3% organic growth), with all office products divisions contributing positively. Group operating result improved to EUR 57.0 million, a 9.3% increase at constant rates. Net result was impacted by an exceptional charge of EUR 85 million related to the successful repurchase of the outstanding Preference Shares C. This repurchase allowed Buhrmann to realise a more efficient capital structure and improve its corporate governance.

The continued growth of our office products sales reflects the higher success rate in winning large account business in almost all of our markets. In addition our gross profit developed in line with sales. Both sales and gross profit benefited from our strategic initiatives.

In North America, we achieved double-digit sales growth for facility products as well as our promotional marketing business and document and print business in the first quarter. In mid-market we are encouraged by the results of our Integrated Sales Teams with uplift in sales for those sales representatives supported by those teams. ASAP Software experienced a slowdown in growth rate compared to the previous quarter.

We continue to see the beneficial impact of the preferred supplier initiative, having succeeded in substantially rationalising our supplier base. The further roll out of our private label program has received a very favourable customer response embracing the high levels of availability, quality and competitive pricing. At the end of the first quarter, private brand sales in North America were 22% of office supplies and computer supplies sales and 23% in Europe; the latter was impacted by high private label paper sales in the previous quarter.

In Europe, despite economic conditions remaining relatively weak and for the first time since 2001, our organic sales were level for the quarter. Growth in office supplies, furniture and copiers was offset by the negative sales impact of discontinued low-margin contracts with Benelux wholesale customers in the second quarter of last year. The main improvement came from Germany, where new customer wins are the key drivers of sales growth and market share gains in the office supplies and furniture segments.

Net result (EUR 77.7 million negative) was impacted by an exceptional charge of EUR 85 million related to the successful repurchase of the Preference Shares C (and a negative fair value movement, primarily related to this USD denominated instrument, amounting to EUR 12.9 million). Compared to last year, tax is EUR 6.7 million higher. Excluding the exceptional item and fair value impact, the net profit * amounted to EUR 20.2 million. EPS * amounts to EUR 0.15 versus EUR 0.13 in the first quarter 2004.

ADDITIONAL FINANCIAL INFORMATION

For the remainder of 2005, at current exchange rates, we expect cash interest (i.e. including dividends on Preference Shares A) expenses of around EUR 60 million. Full year tax payments are estimated at between EUR 20 and 25 million and capital expenditure to be around EUR 70 million. The outflow reported under ‘other operational payments’ (from current provisions for restructuring) is expected to be EUR 10 to 15 million. For the full year we expect ‘cash flow available for financing activities’ (this definition excludes cash interest and dividend on preference shares) to be at least EUR 65 million.

For the second quarter 2005 it is expected that the effective tax rate excluding any fair value effects will be around 20-25%, while last year a tax benefit of EUR 5 million was recorded following a favourable outcome of completed tax audits.

Note to editors

A live audio web cast of the conference call for analysts and investors starting at 10 a.m. CET today can be heard via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”. It is also possible to listen to the proceedings of the analyst conference call via telephone number: +31 (0)45 631 6901

The analyst and investor presentation is also available via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”.

Financial calendar:

Analyst and investor meeting in Germany	- 31 May & 1 June 2005
Publication second quarter results 2005	- 4 August 2005
Publication of third quarter results 2004	- 10 November 2005
Publication of fourth quarter results 2005	- 9 February 2006
Annual General Meeting of Shareholders	- 13 April 2006

TOTAL OFFICE PRODUCTS

	Global Office Products			Europe			Australia
			change			change			change
	first	change	at	first	change	at	first	change	at
amounts in EUR	quarter	in	constant	quarter	in	constant	quarter	in	constant
millions	2005	Euro	rates	2005	Euro	rates	2005	Euro	rates
Net sales	1,227.8	(1.8)%	1.4%	238.0	(0.2)%	(0.1)%	145.3	3.5%	6.9%

Organic growth	3%			0%			6%
Gross profit	385.4	(0.4)%	2.9%	77.5	(2.1)%	(1.9)%	45.2	(2.2)%	1.0%
Operating result (EBIT) (1)	59.6	4.1%	7.9%	2.2	27.8%	27.7%	11.3	(2.4)%	0.8%
Avg. Cap. Employed (2)	694.0	(7.4)%	(4.4)%	114.0	(13.2)%	(13.2)%	59.0	10.0%	12.9%
Ratios

Gross profit / net sales	31.4%			32.6%			31.1%
EBIT / net sales	4.9%			0.9%			7.8%
EBIT / Avg. Cap. Employed	34.4%			7.6%			76.9%

Organic sales for our total office products businesses increased 3%, in line with growth in the fourth quarter. eCommerce sales represented 40% of our total office products in the first quarter of 2005,  versus 34% a year ago.

Our existing logistical and IT infrastructures in most of our markets have ample capacity to handle higher volumes. This additional capacity will enable sales and operating result growth with high levels of customer satisfaction.

Following the successful utilisation of Pick-to-Voice technology in our warehouses in North America we are now rolling out this technology in our European division. In North America we successfully deployed electronic Proof-of-Delivery at the end of 2004.

	CE North America			ASAP Software			North America - Total
amounts in EUR millions	first quarter 2005	change in Euro	change at constant rates	first quarter 2005	change in Euro	change at constant rates	first quarter 2005	change in Euro	change at constant rates
Net sales	709.1	(1.6)%	2.4%	135.4	(9.6)%	(6.1)%	844.5	(3.0)%	1.0%
Organic growth	3%			4%			3%
Gross profit	246.7	0.2%	4.4%	16.0	3.5%	7.7%	262.7	0.4%	4.6%
Operating result (EBIT) (1)	40.6	4.3%	8.3%	5.6	9.0%	14.0%	46.2	4.9%	10.3%
Avg. Cap. Employed (2)	511.5	(11.1)%	(7.4)%	9.5	n.m	n.m.	521.0	(7.8)%	(4.0)%
Ratios

Gross profit / net sales	34.8%			11.8%			31.1%
EBIT / net sales	5.7%			4.1%			5.5%
EBIT / Avg. Cap. Employed	31.8%			n/a			35.5%

(1)          Earnings before Interest and Tax

(2)          Average capital employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

OFFICE PRODUCTS NORTH AMERICA
CE NORTH AMERICA CONTINUES ITS TREND OF STEADY SALES GROWTH

Total North American sales increased 1% at constant exchange rates and 3% organically. Organic sales growth in our office supplies businesses (CE North America) amounted to 3%. We continued to invest in broadening our customer base through our mid-market initiatives. The first quarter saw the deployment of our Integrated Sales teams in all US divisions, and while we move from initial rollout to execution phase, we see a strong increase of the number of divisions with positive sales comparables. The building blocks are in place and we remain convinced that this approach will enable us to succeed in progressively extending our presence in the mid-market segment.

The first quarter was another successful period for our product line expansion program. Facilities Supplies, the key element of our North American program, continued to exceed our expectations, showing a double-digit increase in sales growth.

Our Corporate Express Brands offering in North America has been extremely well received. At the end of the first quarter, private brand sales in North America were 22% of office supplies and computer supplies sales.

Gross profit amounted to EUR 247 million, being up 4.4% at constant exchange rates. Gross profit as a percentage of sales increased 70 basis points to 34.8% in the first quarter. Our private brands’ offering and successful category management contributed to this increase, partly offset by price increases as of the first of January by several of our stationery suppliers, to reflect increases in raw material prices, like plastics and metals.

Operating costs increased 3.7% at constant rates, largely due to our investment made in future growth by hiring additional capacity in the sales organisation and the new Integrated Sales Teams rollout.

Increased fuel costs for our 1,400 delivery vehicles had a limited impact due to the dense network of delivery addresses per delivery route resulting in limited amounts of miles per day per vehicle. Investing in technology, for example our delivery route software Roadnet, is contributing positively.

The operating result of our CE North America office products businesses improved to EUR 40.6 million, an increase of 8.3% at constant exchange rates, whilst operating margin improved 0.3% to 5.7%.

ASAP Software on track with increased profitability

Reported sales for ASAP Software at constant exchange rates declined 6% to EUR 135 million as a result of the ongoing shift to an agency model by a number of software publishers. As a consequence, ASAP earns an agent fee on sales of software products billed by software publishers, in contrast to invoiced sales. When adjusting for the impact of the agent model on reported sales, organic growth amounted to 4%. The agent model has no impact on gross profit or operating result in absolute terms. For the first quarter, gross profit amounted to EUR 16.0 million, an increase of 7.7% at constant rates, whilst operating result increased to EUR 5.6 million, up 14.0% at constant exchange rates.

OFFICE PRODUCTS EUROPE
ORGANIC SALES STABILISE, UNDERPINNED BY ENCOURAGING GERMAN OFFICE SUPPLIES PERFORMANCE

In Europe, we are encouraged by a stabilisation of our sales. Growth in office supplies and furniture offset the negative sales impact of discontinued low-margin contracts in the second quarter of 2004 with Benelux wholesale customers. Organic sales were flat for the quarter, marking an end to previous quarterly sales decreases. New customer wins throughout Europe were recorded at an increasing pace. In the UK and France, as well as in most other European countries we have grown sales.

Gross profit as a percentage of sales decreased slightly to 32.6% due to the addition of numerous new, large customers and product mix. Operating result increased slightly to EUR 2.2 million as a result of effective cost control.

Although market conditions remain challenging in Germany, new customers wins and market share gains were key drivers of sales growth in the office supplies and furniture segments. Notwithstanding the growth in furniture, operating margins are still negative.

Although the economy is slowly showing some signs of recovery, spend per customer continued to decline. This was most apparent for Corporate Express Benelux that showed a decline in sales, albeit at a slower pace than in previous quarters.

Veenman, our copier and document automation business, was granted a European contract by Konica Minolta for multi-functional printers in the first quarter. To market these products Linium® was introduced as Veenman’s unique own brand. Veenman Netherlands recorded a solid performance. The reorganization of our German copier business proceeds as planned, although sales are still declining.

OFFICE PRODUCTS AUSTRALIA

ONGOING SUCCESS AS THE SINGLE-SOURCE SUPPLIER

As of this quarter, Corporate Express Australia will report on a quarterly basis. First quarter sales were up 7% compared to the first quarter 2004, or 6% organically. The company is on strategy as it continues the roll out of its single source supplier model including expending into the small and medium customer sectors. The margin deflation experienced in the first quarter is expected to remain throughout the year.

On 18 April Corporate Express Australia completed its off-market share buyback. A total of 6.3 million shares have been purchased for AUD 35 million. Illustrating our confidence in the strong dynamics of the business, we chose not to participate in the buy-back, thereby raising Buhrmann’s stake in Corporate Express Australia to 53.2%.

GRAPHIC SYSTEMS

CAUTIOUS MARKET RECOVERY CONTINUES IN GRAPHIC ARTS INDUSTRY

	Graphic Systems
amounts in EUR millions	first quarter 2005	change in Euro		first quarter 2005
Net sales	87.7	(9.0)%	Ratios
Gross profit	26.2	(1.3)%	Gross profit / net sales	29.8%
Operating result (EBIT) (1)	(0.7)	n/a	EBIT / net sales	(0.8)%
Average Cap. Employed (2)	125.1	(20.6)%	EBIT / Average Capital Employed	(2.2)%

(1)          Earnings before Interest and Tax

(2)          Average capital employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

First quarter sales were EUR 87.7 million, compared to EUR 96.4 million a year ago. Market conditions are gradually improving in the graphic arts industry with commercial printers increasingly willing to invest in new printing presses as a replacement investment. Investments in additional printing capacity are mainly a consequence of the ongoing innovation of new printing equipment. In the first quarter, order intake was healthy and in line with expectations. Triple S sales (services, supplies and spare parts) are now representing 41% of total divisional sales.

Gross profit was broadly stable at EUR 26.2 million with improved margins per product group. Traditionally the first quarter is seasonally weak, resulting in a small operating loss of EUR 0.7 million, which is an improvement on the first quarter of 2004.

CORPORATE

Total operating costs for our Holdings amounted to EUR 5.8 million (Q1 2004: EUR 5.7 million). We now record the funding side of our defined pension plans under ‘Corporate’. As a consequence we included under ‘Corporate’ a net contribution for interest on the pension obligation and the expected return on plan assets of EUR 3.9 million (Q1 2004: EUR 3.5 million), particularly due to the well-funded status of our Dutch pension fund. The service costs are reflected in the operation where the employees reside. In total this resulted in an EBIT for ‘Corporate’ of EUR 1.9 million negative (Q1 2004: EUR 2.2 million negative).

CASH FLOW, FINANCING AND FINANCIAL CHARGES

Cash flow available for financing activities (which excludes interest paid and dividend on preference shares) was EUR 48.0 million negative, reflecting the traditional seasonal increase in working capital. Working capital as a percentage of sales (on a four quarter rolling average) was 8.3% (8.4% in the previous quarter). The percentage is lower than under Dutch GAAP due to IFRS reclassifications, and adjustments, such as demo-printing presses and catalogue income.

Interest cover (EBITDAE / cash interest excluding dividend preference shares) improved to 5.2 times (year-end 2004: 4.7 times), exceeding our targeted minimum of 3 times on a rolling four-quarter basis.

Net interest-bearing debt declined to EUR 1,090 million at 31 March versus EUR 1,112 million at year-end 2004. Net interest-bearing debt as a percentage of group equity fell from 96% at year-end 2004 to 79% at 31 March. The reduction of the net interest bearing debt is due to receiving the proceeds of the rights issue (‘equity’) for the repurchase of the Preference Shares C (‘debt’) partly offset by the issuance of new senior subordinated notes and the negative cash flow over the first quarter.

Excluding the exceptional financing costs for the repurchase of the Preference Shares C, the net financing costs amounted to EUR 37.7 million in the first quarter of which EUR 10.5 million relates to the dividend on Preference Shares A (EUR 2.8 million) and Preference Shares C (EUR 7.6 million). Cash interest fell to EUR 12.5 million (Q1 2004: EUR 18.3 million).

The impact of fair value changes net of tax amounted to a negative EUR 12.9 million (Q1 2004: negative EUR 11.6 million), reflecting mainly the appreciation of the Euro versus the US dollar for our dollar-denominated Preference Shares C.

Profit tax expense amounted to EUR 8.3 million (Q1 2004: EUR 1.6 million). Correcting the Result before profit tax for non-tax deductible fair value changes  (EUR 12.9 million) and the dividend on the Preference Shares A and C, the effective tax rate amounted to 19% (Q1 2004: 5%). The difference with last year is mainly due to improved profitability in certain countries, taking effect in 2004.

REPURCHASE OF PREFERENCE SHARES C

Following approval at the March 11 2005 Extraordinary General Meeting of shareholders we repurchased all outstanding Preference Shares C for USD 520 million, raising the required funds via a capital increase of EUR 250 million representing 39.3 million new ordinary shares, the issue of USD 150 million of 7 7/8% senior subordinated notes and by cash on hand. This repurchase allowed Buhrmann to realise a more efficient capital structure and improve its corporate governance structure. Exceptional financing costs incurred were EUR 85.0 million. The repurchase was completed as of 31 March.

BURHMANN REPORTING UNDER IFRS AS OF 1 JANUARY 2005

With effect from 1 January 2005 Buhrmann reports under IFRS. All comparative 2004 numbers have been restated. All IFRS 2004 and 2005 numbers are unaudited and are based on our current interpretation of IFRS. Changes in IFRS-standard or its interpretation may be subject to change and may result in adjustments in reported numbers. Details of accounting policies are in the IFRS annex in the Annual Report 2004. In the appendix of this press release details for all 2004 quarters can be found.

We have replaced our definition of ‘Added value’ by ‘Gross profit’. The main differences are the inclusion of ‘delivery expenses’ and ‘expenses related to temporary employees’ under ‘Operating costs’, whereas previously these had been included under ‘Purchase value trade goods sold’.

The build-up of the cash flow statement has been adjusted to better reflect differences between cash flow from operational activities and cash flow from financing activities. Under financing activities, items such as interest payments on our debt, dividend on preference shares and transactions on the capital market are incorporated.

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2005. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between Dutch GAAP and IFRS.  IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of presentation

•                  With effect from 2005 Buhrmann reports according to International Financial Reporting Standards (IFRS).  All comparative 2004 numbers have been restated accordingly and are based on our current interpretation of IFRS. Details of IFRS-based accounting principles and conversion from accounting principles generally accepted in the Netherlands (Dutch GAAP) into IFRS are included in the IFRS annex in the Annual Report 2004. The Annual Report is available on our website, www.buhrmann.com.

•                  The concept of ‘Added value’ has been replaced by ‘Gross profit’. The main differences are the inclusion of ‘delivery expenses’ and ‘expenses related to temporary employees’ under ‘Operating costs’, whereas previously these had been included under ‘Purchase value trade goods sold’.

•                  The presentation of the cash flow statement has been adjusted to better reflect differences between cash flow from operational activities and cash flow from financing activities. Under financing activities, items such as interest payments on our debt, dividend on preference shares and other capital market transactions are incorporated.

•                  Changes in the fair value of loans and derivatives, mainly caused by the variance in currency exchange rates, are reported separately in order to give a more operationally oriented view on the results of the business.

•                  During the course of a year, certain events take place that may be viewed as part of normal business operations. These events however, may have unique characteristics that set them apart from the Company’s standard day-to-day operations. These events may be infrequent and of such a size that reporting them separately (exceptional items) provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as material restructurings impact the Group’s operations and cost structure significantly, such that reporting them separately clarifies the effect of these decisions on the results of operations

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary.

•                  Non-GAAP measures: Figures are often presented before exceptional items and changes in fair value. These figures are regarded by Buhrmann as key performance indicators increasing the transparency of the reporting.

•                  The figures included in this report were not audited by the external accountant.

CONSOLIDATED INCOME STATEMENT

in millions of euros

	1st quarter		January - March
	2005	2004	2005	2004

Net sales	1,315.5	1,346.1	1,315.5	1,346.1
Purchase value trade goods sold	(903.9)	(932.6)	(903.9)	(932.6)
Gross profit	411.6	413.5	411.6	413.5
Operating costs	(333.7)	(337.9)	(333.7)	(337.9)
EBITDA	77.9	75.6	77.9	75.6
Depreciation pp&e and amortisation intangibles	(20.8)	(21.4)	(20.8)	(21.4)
Operating result (EBIT)	57.0	54.2	57.0	54.2
* Net financing costs	(37.7)	(42.6)	(37.7)	(42.6)
Exceptional financing costs	(85.0)	—	(85.0)	—
Result before profit tax	(65.7)	11.5	(65.7)	11.5
Profit tax	(8.3)	(1.6)	(8.3)	(1.6)
Exceptional profit tax items	0.0	—	—	—
Other financial results	(3.7)	(4.0)	(3.7)	(4.0)
Net result	(77.7)	6.0	(77.7)	6.0

Net result	(77.7)	6.0	(77.7)	6.0
Net exceptional results	85.0	0.0	85.0	0.0
Net result before exceptional results	7.3	6.0	7.3	6.0
Fair value changes net of tax	12.9	11.6	12.9	11.6
Net profit before changes in fair values and exceptional results	20.2	17.5	20.2	17.5

* Net financing costs
-Cash interest	(12.5)	(18.3)	(12.5)	(18.3)
-Dividend preference shares	(10.5)	(10.4)	(10.5)	(10.4)
-Non-cash interest (incl. Amortisation fees)	(1.9)	(1.8)	(1.9)	(1.8)
-Fair value changes	(12.9)	(12.1)	(12.9)	(12.1)
Net financing costs	(37.7)	(42.6)	(37.7)	(42.6)

OPERATIONAL RATIOS

	1st quarter		January - March
Gross profit as a % of net sales	31.3%	30.7%	31.3%	30.7%
EBITDA as a % of net sales	5.9%	5.6%	5.9%	5.6%
EBIT as a % of net sales	4.3%	4.0%	4.3%	4.0%

Excluding exceptional operating costs / income (“E”)
Gross profit as a % of net sales	31.3%	30.7%	31.3%	30.7%
EBITDAE as a % of net sales	5.9%	5.6%	5.9%	5.6%
EBITE as a % of net sales	4.3%	4.0%	4.3%	4.0%

EARNINGS PER SHARE (BASIC)

	1st quarter		January - March
	2005	2004	2005	2004

Average number of ordinary shares (x 1,000)	137,595	136,166	137,595	136,166

Per ordinary share (in euro)
Net result	€(0.56)	€0.04	€(0.56)	€0.04
Net profit before changes in fair values and exceptional results	€0.15	€0.13	€0.15	€0.13

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro

	1st quarter		January - March
	2005	2004	2005	2004

EBITDA	77.9	75.6	77.9	75.6
Adjustments for non-cash	1.0	(2.8)	1.0	(2.8)

- (Increase) / decrease in inventories	28.2	32.4	28.2	32.4
- (Increase) / decrease in trade receivables	56.1	44.7	56.1	44.7
- Increase / (decrease) in trade payables	(166.7)	(158.3)	(166.7)	(158.3)
- (Increase) / decrease in other receivables and liabilities	(15.3)	43.9	(15.3)	43.9
(Increase) / decrease in working capital	(97.7)	(37.2)	(97.7)	(37.2)

Profit tax paid	(5.6)	(6.9)	(5.6)	(6.9)
Other operational payments (including restructuring)	(5.9)	(7.7)	(5.9)	(7.7)
Cash flow from operational activities	(30.4)	21.0	(30.4)	21.0
Investments in pp&e and software	(15.4)	(20.0)	(15.4)	(20.0)
Acquisitions, integration and divestments	(2.2)	(11.6)	(2.2)	(11.6)
Cash flow available for financing activities	(48.0)	(10.6)	(48.0)	(10.6)

Interest and dividend preference shares paid	(18.5)	(17.6)	(102.5)	(17.6)
Buy back premium Preference Shares C	(84.0)	—	—	—
Financing fees paid	(6.1)	(4.5)	(6.1)	(4.5)
Shares issued	240.1	0.0	240.1	0.0
Change in non-current financing	(204.1)	(4.7)	(204.1)	(4.7)
Cash flow from financing activities	(72.6)	(26.8)	(72.6)	(26.8)

Net cash flow (change in current financing)	(120.5)	(37.4)	(120.5)	(37.4)

FINANCIAL RATIOS

	31 March	31 March	31 December
	2005	2004	2004

Interest cover (4 quarterly rolling)
- EBITDAE / cash interest *	5.2	n/a	4.7
- EBITDA / cash interest *	3.2	n/a	3.0

Leverage ratio:
- Net interest-bearing debt ** / EBITDAE 4 quarterly rolling	3.0	n/a	2.1
- Net interest-bearing debt ** / EBITDA 4 quarterly rolling	3.1	n/a	2.2

*) excluding dividend preference shares
**) excluding preference shares and financing fees

Solvency:
- Group equity in % of total assets	39%	31%	31%
- Net interest-bearing debt in % of group equity	79%	109%	96%

CONSOLIDATED BALANCE SHEET

in millions of euro

	31 March		31 December
	2005	2004	2004

Non-current assets
Goodwill	1,380.2	1,445.0	1,323.2
Property, plant & equipment and intangible assets (software)	328.5	371.5	321.9
Pre-paid pensions, deferred tax and other non-current assets	537.0	611.8	544.9
Total non-current assets	2,245.7	2,428.3	2,190.0

Current assets
Inventories	403.1	380.1	403.0
Trade receivables	720.3	748.6	754.3
Other receivables	160.6	146.3	179.0
*Cash	52.5	130.0	154.0
Total current assets	1,336.5	1,405.0	1,490.2

Total assets	3,582.2	3,833.3	3,680.3

Group equity
Shareholders’ equity	1,328.6	1,144.4	1,099.4
Minority interest	57.4	51.7	55.8
Group equity	1,386.1	1,196.2	1,155.1

Non-current liabilities
*Preference shares and loans	1,087.2	1,376.9	1,226.0
Deferred tax, pension obligations, derivatives and provisions	231.2	352.6	275.1
Total non-current liabilities	1,318.4	1,729.5	1,501.1

Current liabilities
*Loans and bank overdrafts	54.9	53.4	39.5
Trade payables	516.4	499.9	662.4
Other liabilities	306.4	354.3	322.1
Total current liabilities	877.8	907.6	1,024.0

Total equity and liabilities	3,582.2	3,833.3	3,680.3

Working capital	487.1	468.8	382.0
Capital employed	2,187.0	2,283.4	2,019.2
*Net interest-bearing	1,089.6	1,300.3	1,111.5

EQUITY RECONCILIATION

in millions of euro

	31 March		31 December
	2005	2004	2004

Shareholders’ equity at the start of the reporting period	1,099	1,436	1,436
Conversion to IFRS	—	(345)	(345)
Net result year to date	(78)	6	88
Dividend ordinary shares for 2003		—	(4)
Net proceeds issue ordinary shares	240	—	5
Interest hedges	3	—	1
Release option reserve	1	1	6
Translation differences	63	46	(87)
Shareholders’ equity at the end of the reporting period	1,329	1,144	1,099

FIGURES PER DIVISION

NET SALES

in millions of euro

	1st quarter		January - March
	2005	2004	2005	2004

-Corporate Express NA	709.1	720.9	709.1	720.9
-ASAP Software	135.4	149.9	135.4	149.9
Office Products North America	844.5	870.8	844.5	870.8
Office Products Europe	238.0	238.6	238.0	238.6
Office Products Australia	145.3	140.3	145.3	140.3
Global Office Products	1,227.8	1,249.7	1,227.8	1,249.7
Graphic Systems	87.7	96.4	87.7	96.4
Buhrmann	1,315.5	1,346.1	1,315.5	1,346.1

ORGANIC GROWTH OF SALES

	1st quarter		January - March
	2005	2004 *	2005	2004 *
-Corporate Express NA	3%	n/a	3%	n/a
-ASAP Software	4%	n/a	4%	n/a
Office Products North America	3%	2%	3%	2%
Office Products Europe	0%	n/a	0%	n/a
Office Products Australia	6%	n/a	6%	n/a
Global Office Products	3%	0%	3%	0%
Graphic Systems	(6)%	27%	(6)%	27%
Buhrmann	2%	2%	2%	2%

* Based on Dutch GAAP

GROSS PROFIT

in millions of euro

	1st quarter		January - March
	2005	2004	2005	2004

-Corporate Express NA	246.7	246.1	246.7	246.1
-ASAP Software	16.0	15.5	16.0	15.5
Office Products North America	262.7	261.6	262.7	261.6
Office Products Europe	77.5	79.2	77.5	79.2
Office Products Australia	45.2	46.2	45.2	46.2
Global Office Products	385.4	387.0	385.4	387.0
Graphic Systems	26.2	26.5	26.2	26.5
Buhrmann	411.6	413.5	411.6	413.5

GROSS PROFIT as a % of NET SALES

	1st quarter		January - March
	2005	2004	2005	2004

-Corporate Express NA	34.8%	34.1%	34.8%	34.1%
-ASAP Software	11.8%	10.3%	11.8%	10.3%
Office Products North America	31.1%	30.0%	31.1%	30.0%
Office Products Europe	32.6%	33.2%	32.6%	33.2%
Office Products Australia	31.1%	32.9%	31.1%	32.9%
Global Office Products	31.4%	31.0%	31.4%	31.0%
Graphic Systems	29.8%	27.5%	29.8%	27.5%
Buhrmann	31.3%	30.7%	31.3%	30.7%

OPERATING RESULT (EBITE/EBIT)

in millions of euro

	1st quarter		January - March
	2005	2004	2005	2004

-Corporate Express NA	40.6	38.9	40.6	38.9
-ASAP Software	5.6	5.2	5.6	5.2
Office Products North America	46.2	44.1	46.2	44.1
Office Products Europe	2.2	1.7	2.2	1.7
Office Products Australia	11.3	11.5	11.3	11.5
Global Office Products	59.6	57.3	59.6	57.3
Graphic Systems	(0.7)	(0.9)	(0.7)	(0.9)
Corporate	(1.9)	(2.2)	(1.9)	(2.2)
EBITE	57.0	54.2	57.0	54.2
Exceptional operating results	—	—	—	—
EBIT	57.0	54.2	57.0	54.2

OPERATING RESULT (EBITE) as a % of NET SALES

(ROS in %)

	1st quarter		January - March
	2005	2004	2005	2004
-Corporate Express NA	5.7%	5.4%	5.7%	5.4%
-ASAP Software	4.1%	3.4%	4.1%	3.4%
Office Products North America	5.5%	5.1%	5.5%	5.1%
Office Products Europe	0.9%	0.7%	0.9%	0.7%
Office Products Australia	7.8%	8.2%	7.8%	8.2%
Global Office Products	4.9%	4.6%	4.9%	4.6%
Graphic Systems	(0.8)%	(0.9)%	(0.8)%	(0.9)%
Corporate	(0.1)%	(0.2)%	(0.1)%	(0.2)%
Buhrmann	4.3%	4.0%	4.3%	4.0%

AVERAGE CAPITAL EMPLOYED

in millions of euro

	1st quarter		January - March
	2005	2004	2005	2004
-Corporate Express NA	511.5	575.4	511.5	575.4
-ASAP Software	9.5	(10.6)	9.5	(10.6)
Office Products North America	521.0	564.8	521.0	564.8
Office Products Europe	114.0	131.4	114.0	131.4
Office Products Australia	59.0	53.6	59.0	53.6
Global Office Products	694.0	749.9	694.0	749.9
Graphic Systems	125.1	157.6	125.1	157.6
Corporate	(19.8)	(32.3)	(19.8)	(32.3)
Buhrmann, excluding goodwill	799.3	875.2	799.3	875.2
Goodwill	1,350.7	1,415.3	1,350.7	1,415.3
Buhrmann, including goodwill	2,150.1	2,290.5	2,150.1	2,290.5

OPERATING RESULT (EBITE) as a % of AVG CAP. EMPL.

(ROCE in %)

	1st quarter		January - March
	2005	2004	2005	2004
-Corporate Express NA	31.8%	27.0%	31.8%	27.0%
-ASAP Software	n/a	n/a	n/a	n/a
Office Products North America	35.5%	31.2%	35.5%	31.2%
Office Products Europe	7.6%	5.1%	7.6%	5.1%
Office Products Australia	76.9%	86.4%	76.9%	86.4%
Global Office Products	34.4%	30.6%	34.4%	30.6%
Graphic Systems	(2.2)%	(2.3)%	(2.2)%	(2.3)%
Buhrmann, excluding goodwill and exceptionals	28.6%	24.8%	28.6%	24.8%
Buhrmann, including goodwill and excluding exceptionals	10.6%	9.5%	10.6%	9.5%

NUMBER OF EMPLOYEES

in number of FTE’s

	31 March 2005	2004	31 December 2004
-Corporate Express NA	10,150	10,227	10,083
-ASAP Software	482	426	461
Office Products North America	10,631	10,653	10,544
Office Products Europe	3,766	3,876	3,815
Office Products Australia	2,218	2,039	2,200
Global Office Products	16,614	16,567	16,559
Graphic Systems	971	1,086	1,002
Corporate	66	68	69
Buhrmann	17,651	17,721	17,630

CONSOLIDATED INCOME STATEMENT

in millions of euros

	2005 Q1	2004 Q4	Q3	Q2	Q1

Net sales	1,315.5	1,421.4	1,345.3	1,431.8	1,346.1
Purchase value trade goods sold	(903.9)	(996.0)	(939.1)	(1,017.0)	(932.6)
Gross profit	411.6	425.4	406.2	414.7	413.5
Operating costs	(333.7)	(339.5)	(333.8)	(339.7)	(337.9)
Exceptional operating costs /income	—	(5.0)	0.0	(0.0)	—
EBITDA	77.9	80.9	72.4	75.0	75.6
Depreciation pp&e and amortisation intangibles	(20.8)	(23.3)	(21.8)	(22.4)	(21.4)
Operating result (EBIT)	57.0	57.6	50.7	52.6	54.2
*Net financing costs	(37.7)	(2.3)	(20.4)	(27.1)	(42.6)
Exceptional financing costs	(85.0)	2.2	(1.6)	(35.5)	—
Result before profit tax	(65.7)	57.4	28.6	(10.0)	11.5
Profit tax	(8.3)	(10.1)	(1.9)	5.1	(1.6)
Exceptional profit tax items	—	(0.6)	0.6	19.8	—
Other financial results	(3.7)	(4.5)	(4.4)	(4.8)	(4.0)
Exceptional other financial results	—	3.9	(0.6)	2.9	—
Net result	(77.7)	46.0	22.4	13.1	6.0

Net result	(77.7)	46.0	22.4	13.1	6.0
Net exceptional results	85.0	(0.4)	1.6	12.8	0.0
Net result before exceptional results	7.3	45.6	23.9	25.9	6.0
Fair value changes net of tax	12.9	(22.2)	(7.4)	(3.1)	11.6
Net profit before changes in fair values and exceptional results	20.2	23.4	16.6	22.7	17.5

*Net financing costs

-Cash interest	(12.5)	(13.4)	(14.3)	(19.2)	(18.3)
-Dividend preference shares	(10.5)	(10.1)	(10.6)	(10.7)	(10.4)
-Non-cash interest (incl. Amortisation fees)	(1.9)	(2.1)	(2.1)	(1.8)	(1.8)
-Fair value changes	(12.9)	23.2	6.6	4.6	(12.1)
Net financing costs	(37.7)	(2.3)	(20.4)	(27.1)	(42.6)

OPERATIONAL RATIOS

	2005 Q1	2004 Q4	Q3	Q2	Q1
Gross profit as a % of net sales	31.3%	29.9%	30.2%	29.0%	30.7%
EBITDA as a % of net sales	5.9%	5.7%	5.4%	5.2%	5.6%
EBIT as a % of net sales	4.3%	4.1%	3.8%	3.7%	4.0%

excluding exceptional operating costs / income (“E”)
Gross profit as a % of net sales	31.3%	29.9%	30.2%	29.0%	30.7%
EBITDAE as a % of net sales	5.9%	6.0%	5.4%	5.2%	5.6%
EBITE as a % of net sales	4.3%	4.4%	3.8%	3.7%	4.0%

EARNINGS PER SHARE (BASIC)

	2005 Q1	2004 Q4	Q3	Q2	Q1

Average number of ordinary shares (x 1,000)	137,595	137,595	137,595	136,880	136,166

Per ordinary share in euros
Net result	€(0.56)	€0.33	€0.16	€0.10	€0.04
Net profit before changes in fair values and exceptional results	€0.15	€0.17	€0.12	€0.17	€0.13

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro

	2005 Q1	2004 Q4	Q3	Q2	Q1

EBITDA	77.9	80.9	72.4	75.0	75.6
Adjustments for non-cash	1.0	3.8	0.8	(1.9)	(2.8)

- (Increase) / decrease in inventories	28.2	(34.9)	(18.3)	4.8	32.4
- (Increase) / decrease in trade receivables	56.1	(36.2)	36.8	(48.8)	44.7
- Increase / (decrease) in trade payables	(166.7)	136.5	(42.3)	113.5	(158.3)
- (Increase) / decrease in other receivables and liabilities	(15.3)	(6.6)	(7.2)	(28.1)	43.9
(Increase) / decrease in working capital	(97.7)	58.9	(31.0)	41.6	(37.2)

Profit tax paid	(5.6)	(7.5)	(1.4)	(5.9)	(6.9)
Other operational payments (including restructuring)	(5.9)	(8.8)	(6.2)	(14.8)	(7.7)
Cash flow from operational activities	(30.4)	127.3	34.6	94.0	21.0
Investments in pp&e and software	(15.4)	(18.7)	(11.2)	(12.1)	(20.0)
Acquisitions, integration and divestments	(2.2)	(1.7)	(5.9)	(3.9)	(11.6)
Cash flow available for financing activities	(48.0)	106.9	17.6	78.0	(10.6)

Interest and dividend preference shares paid	(18.5)	(11.1)	(13.0)	(20.7)	(17.6)
Buy back premium Preference shares C	(84.0)	—	—	—	—
Financing fees paid	(6.1)	0.2	(34.8)	(0.4)	(4.5)
Shares issued	240.1	(0.0)	0.0	5.0	0.0
Change in non-current financing	(204.1)	2.3	(70.1)	(9.1)	(4.7)
Cash flow from financing activities	(72.6)	(8.7)	(117.8)	(25.2)	(26.8)

Net cash flow (change in current financing)	(120.5)	98.2	(100.2)	52.7	(37.4)

FIGURES PER DIVISION

NET SALES

in millions of euro

	2005 Q1	2004 Q4	Q3	Q2	Q1

-Corporate Express NA	709.1	692.6	732.8	722.2	720.9
-ASAP Software	135.4	204.0	168.0	242.8	149.9
Office Products North America	844.5	896.7	900.9	965.1	870.8
Office Products Europe	238.0	240.7	212.0	220.9	238.6
Office Products Australia	145.3	154.3	148.4	146.9	140.3
Global Office Products	1,227.8	1,291.7	1,261.3	1,332.8	1,249.7
Graphic Systems	87.7	129.7	84.0	98.9	96.4
Buhrmann	1,315.5	1,421.4	1,345.3	1,431.8	1,346.1

OPERATING RESULT (EBITE/EBIT)

in millions of euro

	2005 Q1	2004 Q4	Q3	Q2	Q1

-Corporate Express NA	40.6	32.1	36.6	33.7	38.9
-ASAP Software	5.6	9.7	5.4	10.2	5.2
Office Products North America	46.2	41.8	42.0	44.0	44.1
Office Products Europe	2.2	2.1	(0.1)	(2.9)	1.7
Office Products Australia	11.3	13.8	13.1	15.1	11.5
Global Office Products	59.6	57.7	54.9	56.2	57.3
Graphic Systems	(0.7)	5.3	(3.3)	(2.1)	(0.9)
Corporate	(1.9)	(0.4)	(1.0)	(1.4)	(2.2)
EBITE	57.0	62.6	50.7	52.6	54.2
Exceptional operating results	—	(5.0)	0.0	(0.0)	—
EBIT	57.0	57.6	50.7	52.6	54.2

AVERAGE CAPITAL EMPLOYED

in millions of euro

	2005 Q1	2004 Q4	Q3	Q2	Q1

-Corporate Express NA	511.5	504.7	526.2	537.8	575.4
-ASAP Software	9.5	(5.2)	(8.9)	(18.8)	(10.6)
Office Products North America	521.0	499.6	517.3	519.0	564.8
Office Products Europe	114.0	117.2	124.3	127.3	131.4
Office Products Australia	59.0	60.5	48.8	47.9	53.6
Global Office Products	694.0	677.2	690.4	694.3	749.9
Graphic Systems	125.1	129.0	147.8	162.9	157.6
Corporate	(19.8)	(24.7)	(30.6)	(33.4)	(32.3)
Buhrmann, excluding goodwill	799.3	781.5	807.6	823.7	875.2
Goodwill	1,350.7	1,362.6	1,416.9	1,429.0	1,415.3
Buhrmann, including goodwill	2,150.1	2,144.1	2,224.6	2,252.7	2,290.5

OPERATING RESULT (EBITE) as a % of AVG

CAP. EMPL. (ROCE in %)

	2005 Q1	2004 Q4	Q3	Q2	Q1

-Corporate Express NA	31.7%	25.5%	27.9%	25.1%	27.0%
-ASAP Software	n/a	n/a	n/a	n/a	n/a
Office Products North America	35.5%	33.5%	32.5%	33.9%	31.2%
Office Products Europe	7.6%	7.2%	(0.4)%	(9.1)%	5.1%
Office Products Australia	76.9%	91.5%	107.3%	126.6%	86.4%
Global Office Products	34.4%	34.1%	31.9%	32.4%	30.6%
Graphic Systems	(2.2)%	16.4%	(8.9)%	(5.2)%	(2.3)%
Buhrmann, excluding goodwill and exceptionals	28.6%	32.1%	25.1%	25.6%	24.8%
Buhrmann, including goodwill and exceptionals	10.6%	10.7%	9.1%	9.3%	9.5%

EXCHANGE RATES

	2005 Q1	2004 Q4	Q3	Q2	Q1
Euro versus US$, average rate	1.31	1.24	1.23	1.23	1.26
Euro versus US$, end rate	1.30	1.36	1.24	1.22	1.22
Euro versus Aus$, average rate	1.70	1.69	1.67	1.64	1.63
Euro versus Aus$, end rate	1.68	1.75	1.72	1.76	1.61

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: May 3, 2005